SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C. 20549

                           FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
      AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

     (Mark One)

        [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

      For the fiscal year ended November 30, 1998

                              OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

      For the transition period from ___ to ___

      Commission File No. 1 - 6033

              A.  United Air Lines, Inc.
                  Management and Salaried Employees' 401(k)
                  -----------------------------------------
                  Retirement Savings Plan
                  -----------------------
                  (Full title of the Plan)

                  United Air Lines, Inc.
                  ----------------------
                  (Employer sponsoring the Plan)


               B. UAL Corporation
                  ---------------
                  (Issuer of the shares held pursuant to the Plan)

                  1200 Algonquin Road, Elk Grove Township, Illinois Mailing Address: P.O. Box 66100, Chicago, Illinois 60666
                  --------------------------------------------------------
                  (Address of principal executive offices)








           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
           ----------------------------------------



       To the Board of Directors
       of United Air Lines, Inc.:


       We have audited the accompanying statements of net assets available for plan benefits of the United
       Air Lines, Inc. Management and Salaried
       Employees' 401(k) Retirement Savings Plan as of
       November 30, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings
       Plan as of November 30, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.




                                ARTHUR ANDERSEN LLP

       Chicago, Illinois
       May 26, 1999







Signature
---------
Pursuant to the requirements of the Securities Exchange Act of 1934, the United Air Lines, Inc. Pension and Welfare Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.







                                         United Air Lines, Inc.
                                         Management and Salaried
                                            Employees' 401(k)
                                         Retirement Savings Plan
                                         -----------------------


Dated May 27, 1999                     By  /s/ Douglas A. Hacker
                                           ---------------------
                                           Douglas A. Hacker
                                           Member, United Air
                                           Lines, Inc. Pension
                                           and Welfare Plans
                                           Administration
                                           Committee



                    UNITED AIR LINES, INC.
                    ----------------------
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 -----------------------------------------------------------------
      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
      ---------------------------------------------------
                        (In Thousands)
                                        November 30
                                   --------------------
                                      1998       1997
                                    -------------------
INVESTMENT IN MASTER TRUST

  Magellan Fund                    $ 80,978   $ 56,760

  Equity-Income Fund                 43,815     39,851

  Growth Company Fund               161,627    147,023

  Government Securities Fund          6,622      2,205

  OTC Portfolio                      34,787     29,254

  Overseas Fund                      36,897     36,567

  Balanced Fund                      69,386     58,457

  Asset Manager                      13,385     11,747

  Asset Manager: Growth              20,191     16,971

  Asset Manager: Income               3,307      2,521

  Retirement Money Market            12,680      7,565
  Portfolio

  U. S. Bond Index Portfolio          5,597      2,458

  U.S. Equity Index Portfolio       236,757    194,677

  Stated Return Fund                    191        -

  Blended Income Fund               200,372    194,639

  UAL Stock Fund                     48,816     51,796

  Participant Loan Fund              18,016     15,902
                                   --------   --------

NET ASSETS AVAILABLE FOR PLAN      $993,424   $868,393
BENEFITS                           ========   ========

  The accompanying notes to financial statements are an integral part of these statements.


                    UNITED AIR LINES, INC.
                    ----------------------
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 -----------------------------------------------------------------
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
   --------------------------------------------------------------
                        (In Thousands)

                             Year ended November 30
                             ----------------------
                                      1998
                             ----------------------

                                EQUITY-   GROWTH    GOVERNMENT
                      MAGELLAN  INCOME    COMPANY   SECURITIES
                        FUND     FUND      FUND        FUND
                        ----     ----      ----        ----
NET ASSETS
 AVAILABLE
 FOR PLAN BENEFITS,
 beginning of year    $ 56,760  $ 39,851  $147,023   $  2,205
                      --------  --------  --------    -------
CONTRIBUTIONS
   Employer                 57        24        39          2
   Employee              6,245     3,533    10,577        288
                       -------  --------  --------    -------
                         6,302     3,557    10,616        290
                       -------  --------  --------    -------
TRANSFERS
 BETWEEN FUNDS           8,452   (1,313)  (10,743)      4,129
                       -------  --------  --------    -------
TRANSFERS
 BETWEEN PLANS           (247)       135     (154)       (22)
                       -------   -------  --------    -------
RESULTS OF
  INVESTMENT
  ACTIVITY
  Dividends             4,346      2,402    15,383        238
  Interest               -            54      -         -
  Net appreciation
   (depreciation)
   in value of
   investments          9,473      2,108     9,182        116
                      -------     ------   -------    -------
                       13,819      4,564    24,565        354
                      -------    -------   -------    -------
PAYMENTS TO PLAN
 PARTICIPANTS          (3,264)   (2,651)   (8,207)       (318)
                      -------    -------   -------    --------

PARTICIPANT LOANS        (830)     (317)   (1,454)        (16)
                      -------    -------   -------    --------

ADMINISTRATIVE
 EXPENSES                 (14)      (11)      (19)       -
                      -------    -------   -------    --------

NET ASSETS
 AVAILABLE
 FOR PLAN BENEFITS,
 end of year         $ 80,978   $ 43,815  $161,627     $ 6,622
                      =======   ========  ========     =======


The accompanying notes to financial statements are an integral part of these statements.

                    UNITED AIR LINES, INC.
                    ----------------------
MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
-----------------------------------------------------------------
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
 --------------------------------------------------------------
                        (In Thousands)


                               Year ended November 30
                               ----------------------
                                        1998
                               ----------------------
                        OTC     OVERSEAS  BALANCED   ASSET
                     PORTFOLIO    FUND      FUND    MANAGER
                     ---------    ----      ----    -------

NET ASSETS
 AVAILABLE
 FOR PLAN BENEFITS,
 beginning of year   $ 29,254  $ 36,567  $ 58,457  $ 11,747
                      -------   -------  --------   -------
CONTRIBUTIONS
 Employer                  19        12         8       10
 Employee               3,342     3,193     3,654      808
                      -------   -------   -------  -------
                        3,361     3,205     3,662      818
                      -------   -------   -------  -------
TRANSFERS
 BETWEEN FUNDS        (1,054)   (4,389)     1,217       26
                      -------   -------   -------  -------

TRANSFERS
 BETWEEN PLANS           (31)      (76)        41     (56)
                      -------   -------   -------  -------
RESULTS OF
 INVESTMENT
 ACTIVITY
  Dividends            3,187     1,838     9,319     1,102
  Interest              -         -         -        -
  Net appreciation
   (depreciation)
   in value of
   investments         2,149     1,930     1,076      451
                      ------     -----     -----   ------
                       5,336     3,768    10,395    1,553
                      ------     -----    ------   ------

PAYMENTS TO PLAN
 PARTICIPANTS         (1,754)    (1,816)  (3,892)    (590)
                      -------    -------  -------  -------

PARTICIPANT LOANS       (321)      (358)    (483)    (111)
                      -------    -------  -------  -------
ADMINISTRATIVE
 EXPENSES                 (4)         (4)     (11)     (2)
                      -------    -------  -------  -------
NET ASSETS
 AVAILABLE
 FOR PLAN BENEFITS,
 end of year         $ 34,787   $ 36,897 $ 69,386  $ 13,385
                     ========   ======== ========  ========


 The accompanying notes to financial statements are an integral part of these statements.

                    UNITED AIR LINES, INC.
                    ----------------------
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 -----------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  --------------------------------------------------------------
                        (In Thousands)


                                    Year ended November 30
                                    ----------------------
                                             1998
                                    ----------------------

                                           RETIREMENT   U.S.     U.S.
                        ASSET     ASSET     MONEY       BOND    EQUITY
                       MANAGER:  MANAGER:   MARKET     INDEX     INDEX
                        GROWTH    INCOME   PORTFOLIO PORTFOLIO PORTFOLIO
                        -----    ------   --------- --------- ---------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS,
 Beginning of year     $ 16,971  $ 2,521   $ 7,565    $ 2,458  $194,677
                       --------  -------   -------    -------   -------
CONTRIBUTIONS
   Employer                 23         2        10          3        27
   Employee              2,119       226     1,031        400     9,813
                       -------   -------   -------     ------   -------
                         2,142       228     1,041        403     9,840
                       -------   -------   -------     ------   -------
TRANSFERS
 BETWEEN FUNDS           (286)       632     5,264      2,853     (582)
                       -------   -------   -------     ------   -------
TRANSFERS
 BETWEEN PLANS           (134)       (8)      (15)        (2)       116
                       -------   -------   -------     ------   -------
RESULTS OF
 INVESTMENT ACTIVITY
  Dividends              1,851       196       532        249       -
  Interest                  16       -          48         26       -
  Net appreciation
   (depreciation)
   in value of
   investments             662        70       -          109    45,689
                       -------   -------   -------    -------   -------
                         2,529       266       580        384    45,689
                       -------   -------   -------    -------   -------
PAYMENTS TO PLAN
 PARTICIPANTS            (877)     (312)   (1,534)      (486)  (10,814)
                       -------   -------  --------    -------  --------

PARTICIPANT LOANS        (150)      (20)     (217)       (13)   (2,140)
                       -------   -------  --------    -------  --------
ADMINISTRATIVE
 EXPENSES                  (4)       -         (4)          -     (29)
                       -------   -------  --------    -------  --------
NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 end of year          $ 20,191   $ 3,307  $ 12,680    $ 5,597  $236,757
                      ========   =======  ========    =======  ========



   The accompanying notes to financial statements are an integral part of these statements.

                    UNITED AIR LINES, INC.
                    ----------------------
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 -----------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  --------------------------------------------------------------
                        (In Thousands)


                             Year ended November 30
                             ----------------------
                                     1998
                             ----------------------

                     STATED   BLENDED    UAL   PARTICIPANT
                     RETURN    INCOME   STOCK    LOAN
                      FUND      FUND    FUND     FUND     TOTAL
                      ----      ----    ----     ----     -----
NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 beginning of
 year                  -     $194,639  $ 51,796 $ 15,902 $868,393
                   --------  --------   -------   ------  -------

CONTRIBUTIONS
 Employer              -          673       62      -         971
 Employee              -       12,156    3,816      -      61,201
                   --------  --------  -------   ------   -------
                       -       12,829    3,878      -      62,172
                   --------  --------  -------   ------   -------

TRANSFERS
 BETWEEN FUNDS         (55)   (6,439)   10,645   (8,357)     -
                   --------  --------  -------   -------  -------

TRANSFERS
 BETWEEN PLANS          237        39    (122)      -        (299)
                   --------  --------  -------   -------   -------
RESULTS OF
 INVESTMENT
 ACTIVITY
  Dividends            -         -        -         -        40,643
  Interest                 9    12,587       67      1,334   14,141
  Net appreciation
   (depreciation)
   in value of
   investments         -         -      (13,959)      -      59,056
                     --------  -------- --------  --------  -------
                           9    12,587  (13,892)     1,334  113,840
                    --------  -------- --------   --------  -------
PAYMENTS TO PLAN
 PARTICIPANTS          -      (11,257)   (2,635)      (19)  (50,426)
                    --------  -------- --------- ---------  --------

PARTICIPANT LOANS      -       (1,944)     (782)     9,156      -
                   --------   -------- ---------  --------  --------

ADMINISTRATIVE
 EXPENSES              -          (82)      (72)      -         (256)
                    --------   -------- ---------  --------  --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 end of year       $    191  $200,372  $ 48,816   $ 18,016  $993,424
                   ========  ========  ========   ========  ========


 The accompanying notes to financial statements are an integral part of these statements.



                    UNITED AIR LINES, INC.
                    ----------------------
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 -----------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  --------------------------------------------------------------
                        (In Thousands)


                              Year ended November 30
                              ----------------------
                                       1997
                              ----------------------
                                EQUITY-   GROWTH     GOVERNMENT
                      MAGELLAN  INCOME    COMPANY    SECURITIES
                        FUND     FUND      FUND         FUND
                        ----     ----      ----         ----
NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 beginning of year    $ 42,927  $ 23,553  $ 137,108  $  1,893
                      --------   -------   --------   -------

CONTRIBUTIONS
 Employer                   23       11         20      -
 Employee                2,876    1,944      7,495         18
                      --------  -------    -------   --------
                         2,899    1,955      7,515         18
                      --------  -------    -------   --------
TRANSFERS
 BETWEEN FUNDS           3,671    8,711    (9,368)        269
                      --------  -------   --------   --------
TRANSFERS
 BETWEEN PLANS            (12)      (9)         8           3
                      --------  -------  --------    --------
RESULTS OF
 INVESTMENT
 ACTIVITY
  Dividends              1,444    1,667     5,486        130
  Interest                   2       13         8       -
  Net appreciation
   (depreciation)
   in value of
   investments           8,166    5,790    13,926          2
                       ------- --------  --------   --------
                         9,612    7,470    18,790        132
                       ------- --------  --------   --------
PAYMENTS TO PLAN
 PARTICIPANTS          (1,797)  (1,608)   (5,721)      (103)
                       ------- --------  --------   --------

PARTICIPANT LOANS        (531)    (213)   (1,288)        (7)
                       ------- --------  --------   --------
ADMINISTRATIVE
 EXPENSES                  (9)      (9)      (21)      -
                       -------  -------   -------    --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 end of year          $ 56,760  $ 39,851  $147,023   $  2,205
                      ========  ========  ========    =======


 The accompanying notes to financial statements are an integral part of these statements.



                    UNITED AIR LINES, INC.
                    ----------------------
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 -----------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  --------------------------------------------------------------
                        (In Thousands)


                              Year ended November 30
                              ----------------------
                                      1997
                              ----------------------
                        OTC     OVERSEAS  BALANCED   ASSET
                     PORTFOLIO    FUND      FUND    MANAGER
                     ---------    ----      ----    -------
NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 beginning of
 year                $ 22,691   $ 34,398  $ 48,194  $  9,425
                     --------    -------  --------  --------
CONTRIBUTIONS
 Employer                  10          8         4         7
 Employee               1,498      2,389     2,114       645
                      -------    -------   -------  --------
                        1,508      2,397     2,118       652
                      -------    -------   -------  --------
TRANSFERS
 BETWEEN FUNDS          3,697    (1,808)       955       433
                      -------    -------   -------  --------
TRANSFERS
 BETWEEN PLANS            (8)       (11)      (19)      (16)
                      -------    -------   -------  --------
RESULTS OF
 INVESTMENT
 ACTIVITY
  Dividends             1,865      2,117     4,912       789
  Interest                  1          1       -        -
  Net appreciation
   (depreciation)
   in value of            673      1,584     4,883       967
   investments       --------    -------   -------  --------
                        2,539      3,702     9,795     1,756
                     --------    -------   -------  --------
PAYMENTS TO PLAN
 PARTICIPANTS           (939)    (1,660)   (2,128)     (465)
                     --------    -------   -------  --------

PARTICIPANT LOANS       (231)      (446)     (447)      (36)
                     --------    -------   -------  --------
ADMINISTRATIVE
 EXPENSES                 (3)        (5)      (11)       (2)
                      --------   -------   -------  --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 end of year         $ 29,254   $ 36,567  $ 58,457  $ 11,747
                     ========   ========  ========  ========


  The accompanying notes to financial statements are an integral part of these statements.



                    UNITED AIR LINES, INC.
                    ----------------------
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 -----------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  --------------------------------------------------------------
                        (In Thousands)


                               Year ended November 30
                               ----------------------
                                       1997
                               ----------------------

                                    RETIREMENT   U.S.      U.S.
                   ASSET    ASSET     MONEY     BOND     EQUITY
                  MANAGER: MANAGER:  MARKET     INDEX     INDEX
                  GROWTH   INCOME   PORTFOLIO PORTFOLIO PORTFOLIO
                  ------   ------   --------- --------- ---------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 beginning of
 year             $ 12,539  $ 2,314   $  5,489  $  2,290   $148,005
                  --------   ------    -------  --------   --------
CONTRIBUTIONS
 Employer               13        1         6          1         11
 Employee            1,275      151       543         12      5,724
                    ------   ------    ------    -------    -------
                     1,288      152       549         13      5,735
                    ------   ------    ------    -------    -------
TRANSFERS
 BETWEEN FUNDS       1,493     (35)     2,276        193      5,297
                    ------   ------    ------    -------    -------
TRANSFERS
 BETWEEN PLANS         (8)       -          1        (2)       (14)
                    ------   ------    -------   -------    -------
RESULTS OF
 INVESTMENT
 ACTIVITY
  Dividends          1,043      165       391        155       -
  Interest            -        -            9        (1)          1
  Net appreciation
   (depreciation)
   in value of
   investments      1,879       68      -             7      43,239
                    ------   ------    ------    -------   --------
                     2,922      233       400        161     43,240
                    ------   ------    ------    -------   --------
PAYMENTS TO PLAN
 PARTICIPANTS      (1,126)    (122)   (1,067)      (195)    (5,810)
                   -------   ------   -------    -------   --------

PARTICIPANT LOANS    (133)     (21)      (81)        (3)    (1,751)
                   -------   ------   -------    -------   --------
ADMINISTRATIVE
 EXPENSES              (3)        -       (2)        -         (24)
                   -------   ------   -------    -------   --------
NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 end of year      $ 16,971   $ 2,521    $ 7,565  $ 2,458   $194,677
                  ========   =======    =======  =======   ========

     The accompanying notes to financial statements are an integral part of these statements.



                    UNITED AIR LINES, INC.
                    ----------------------
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 -----------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  --------------------------------------------------------------
                        (In Thousands)


                               Year ended November 30
                              ------------------------
                                       1997
                              ------------------------

                      BLENDED       UAL         PARTICIPANT
                      INCOME       STOCK          LOAN
                       FUND         FUND          FUND       TOTAL
                       ----         ----          ----       -----
NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 beginning of
 year                 $199,006      $  30,276    $ 14,864   $ 735,002
                      --------      ---------    --------   ---------
CONTRIBUTIONS
 Employer                  438             27        -            580
 Employee                9,522          1,872        -         38,078
                      --------      ---------    --------   ---------
                         9,960          1,899        -         38,658
                      --------      ---------    --------   ---------
TRANSFERS
 BETWEEN FUNDS        (15,228)          7,150     (7,706)        -
                      --------     ----------    --------   ---------
TRANSFERS
 BETWEEN PLANS            506          (31)          -           388
                     --------      --------     ---------  ---------

RESULTS OF
 INVESTMENT
 ACTIVITY
  Dividends              -             -           -          20,164
  Interest             12,859            12         1,144     14,049
  Net appreciation
   (depreciation)
   in value of
   investments           -           14,161        -          94,715
                      -------      --------     ---------  ---------
                       12,859        14,173         1,143    128,927
                      -------      --------     ---------  ---------
PAYMENTS TO PLAN
 PARTICIPANTS        (10,560)       (1,062)         -       (34,363)
                     --------      --------     ---------  ---------

PARTICIPANT LOANS     (1,813)         (569)         7,570       -
                     --------      --------     ---------  ---------
ADMINISTRATIVE
 EXPENSES                (92)          (39)        -           (220)
                     --------      --------     ---------  ---------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS,
 end of year         $194,639     $ 51,796      $ 15,902   $868,393
                     ========     ========      ========   ========


 The accompanying notes to financial statements are an integral part of these statements.




                    UNITED AIR LINES, INC.
                    ----------------------
 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 -----------------------------------------------------------------
                 NOTES TO FINANCIAL STATEMENTS
                 -----------------------------



1.   DESCRIPTION OF THE PLAN
     -----------------------
     This description is for general information purposes only.
     Participants should refer to their summary plan description for detailed benefit information.

     a. General and Plan Participants
        -----------------------------
        The United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan (the "Plan") covers management and salaried employees on the first day of the calendar month following the date of hire and meteorologist employees of United Air Lines, Inc. ("United") who have completed one year of service and are at least 21 years of age. The Plan is contributory and is subject to the Employee Retirement Income Security Act of 1974, as amended.

     b. Contributions and Vesting
        -------------------------
        Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered pretax earnings, up to 15%, subject to a maximum of $9,500 in 1997 and $10,000 in 1998. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Contributions and earnings are credited to separate accounts maintained for each participant. The balance in a participant's account is fully vested and nonforfeitable at all times. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 25% of annual taxable earnings or $30,000.

        Participants may elect to invest in one or a combination of the investment funds described in note
        (1)(d). Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan.

        Contributions include $2,129,843 and $1,311,134 for 1998 and 1997, respectively, which were transferred from other qualified plans as rollovers under Internal
        Revenue Code Sections 402(c) and 408(d).

        Effective December 1, 1995, the Plan was amended to provide that salaried employees who are hired on or after February 1, 1994, are eligible to receive a company contribution equivalent to two percent after completing two years of credited service. Eligible employees are one hundred percent vested in the company contribution at the time made.

        Contributions on the Statement of Changes in Net Assets Available for Plan Benefits for the years ended November 30, 1998 and 1997, have been reduced by an accrual for the returns of excess annual additions of $2,399,052.66 and $12,051,745.07, for the respective plan years, as required under Internal Revenue Code Section 415(c).

     c. Trustee and Recordkeeper
        ------------------------
        Fidelity Management Trust Company ("Fidelity") is the
        Plan Trustee and Fidelity Institutional Retirement
        Services Company is the recordkeeper of the Plan.

     d. Master Trust Funds
        ------------------
        Fidelity provides each participant with fifteen investment options: Fidelity Magellan Fund; Fidelity Equity-Income Fund; Fidelity Growth Company Fund; Fidelity Government Securities Fund; Fidelity OTC Portfolio; Fidelity Overseas Fund; Fidelity Balanced Fund; Fidelity Asset Manager; Fidelity Asset Manager:
        Growth; Fidelity Asset Manager: Income; Fidelity Retirement Money Market Portfolio; Fidelity U.S. Bond Index Portfolio; Fidelity U.S. Equity Index Portfolio; Blended Income Fund and the UAL Stock Fund. These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds). The investments represent the Plan's allocable share of the funds.

        The Fidelity U.S. Equity Index Portfolio primarily invests in the common stocks of the companies that make up the S&P 500 Index. Assets are valued at market prices quoted on the New York Stock Exchange ("NYSE").

        Assets in the UAL Stock Fund are invested in UAL Corporation common stock and are valued at market prices quoted on the NYSE. Participants may invest in the UAL Stock Fund through direct salary deferrals.

        The Blended Income Fund includes investment contracts purchased by Fidelity from approved institutions that meet its stringent credit standards at the time of purchase. The fund may also include other high quality, income-oriented investments. The contracts held by the Blended Income Fund are fully benefit responsive, and accordingly, have been included in the financial statements at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair values of the investment contracts at November 30, 1998 and 1997 were $200,758 and $196,365 (in thousands), respectively. The average yield for the year ending November 30, 1998 and 1997 was approximately 6.6 %. The crediting interest rates as of November 30, 1998 and 1997 were approximately 5.7% and 6.5%, respectively.

        The remaining investment options are public mutual funds traded on the NYSE. Portfolio securities and other assets are valued primarily on the basis of market quotations or, if quotations are not readily available, by a method which each fund's Board of Trustees believes accurately reflects fair value. Foreign securities are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates.

        The Fidelity Magellan Fund invests primarily in securities of domestic, foreign, and multinational issuers in the form of common stocks, securities convertible into common stocks, and, occasionally, debt securities.

        The Fidelity Equity-Income Fund invests primarily in income-producing equity securities, both domestic and foreign. It seeks to achieve income greater than that of the S&P 500.

        The Fidelity Growth Company Fund invests in common stocks, securities convertible into common stocks, and, occasionally, debt obligations from companies viewed as having unusual opportunities to grow.

        The Fidelity Government Securities Fund invests primarily in fully guaranteed U.S. government bonds.
        The average maturity is approximately two to five years.

        The Fidelity OTC Portfolio primarily invests in stocks traded in the "over-the-counter" market, which involves the investment in securities of smaller, lesser-known companies.

        The Fidelity Overseas Fund normally invests at least 65% of its total assets in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments. Fidelity Investments expects to invest most of the assets in developed countries in these general geographic areas; the Americas (other than the United States), the Far East and Pacific Basin, and Western Europe.

        The Fidelity Balanced Fund maintains a balance of high-yielding securities, including foreign and domestic stocks and bonds. At least 25% of the assets are invested in fixed-income senior securities. All bonds in the Fund's portfolio are rated BBB or better by Standard & Poor's Corporation, or Baa or better by Moody's Investors Service, Inc.

        The Fidelity Asset Manager invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve high total returns in the long run. The allocation between these three types of investments is generally 40%, 40%, and 20%, respectively, however it may vary between the following ranges: stocks - 10% to 60%; bonds - 20% to 60%; and short-term instruments
        - 0% to 70%.

        The Fidelity Asset Manager: Growth: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve long term maximum total investment return. The allocation between these three types of investments is generally 65%, 30%, and 5%, respectively, however it may vary between the following ranges: stocks - 0% to 100%; bonds - 0% to 100%; and short-term instruments - 0% to 100%.

        The Fidelity Asset Manager: Income: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve a high level of current income, and capital appreciation. The allocation between these three types of investments is generally 20%, 30%, and 50%, respectively, however it may vary between the following ranges: stocks - 0% to 35%; bonds
        - 20% to 45%; and short-term instruments - 20% to 80%.

        The Fidelity Money Market Trust: Retirement Money
        Market Portfolio: invests in high quality, low risk domestic and foreign money market instruments, primarily short-term instruments with maturities of three months or less.

        The Fidelity U.S. Bond Index Portfolio primarily invests in securities included in the Lehman Brothers
        Aggregate Bond Index in order to achieve comparable investment results.

        Fidelity is authorized to engage in the lending of certain Plan assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Funds to earn additional income. It involves the loan of securities to various approved brokers. In return for loaned securities, Fidelity receives collateral in the form of cash and U.S. government securities as a safeguard against possible default of any borrower on return of the loan. Each loan is collateralized to the extent of 100 percent of the market value of securities on loan. The collateral is market-to-market on a daily basis to maintain the margin requirement.


e.   Withdrawals
     -----------
        Withdrawals from the Plan may be made as follows, as applicable to the participant's eligibility, amount requested, and existing balances:

           Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic distributions, irregular partial distributions, or through the purchase of an annuity. Distributions may also be directly rolled over into an IRA or qualified plan. Participants who have terminated employment are able to defer the distribution of the account until April 1 of the next calendar year after reaching age 70-1/2.

           Distributions of accounts due to the death of a participant may be taken by the participant's beneficiary in the form of a lump sum payment or through the purchase of an annuity, subject to the limitations of Internal Revenue Code 401(a)(9).
           The participant's surviving spouse, if any, is automatically the beneficiary of the account, unless the spouse waives this right.

           In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence who maintain an employer-employee relationship with United Air Lines, Inc. are permitted as follows:
            - Hardship withdrawals from 401(k) account,
              subject to restrictions described in the Plan
            - After reaching age 59-1/2, subject to certain
              requirements specified in the Plan, all or a
              portion of the participant's 401(k) account may be withdrawn
            - Upon reaching age 70-1/2, minimum distributions
              required under Internal Revenue Code
              401(a)(9) must be taken no later than April 1 following the calendar year that the participant has reached age 70-1/2. Effective January 1, 1997, active participants that have reached age 70-1/2 may choose to defer distribution.

           If a participant's account has never exceeded
           $3,500, total distribution of the account will be made in a lump sum payment upon termination of employment or death.

           Generally, withdrawals are allocated pro-rata to the balances of each of the investment funds in the
           participant's account.   Distributions from UAL
           Stock Fund, may be made in cash, or in whole shares of UAL Corporation common stock, with fractional shares distributed in cash.

     f. Plan Termination Provisions
        ---------------------------
        If the Plan is terminated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan.





2.   SIGNIFICANT ACCOUNTING POLICIES
     -------------------------------
     a. Basis of Accounting
        -------------------
        The financial statements are presented on the accrual basis.

     b. Investments
        -----------
        Assets of United's 401(k) Plans Master Trust are owned by all participating United plans consisting of the Management and Salaried Employees' 401(k) Retirement Savings Plan, Ground Employees' 401(k) Retirement Savings Plan, and the Flight Attendant Employees' 401(k) Retirement Savings Plan.


     c. Net Appreciation (Depreciation) in Value of Investments
        -------------------------------------------------------
        Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at December 1, or date of purchase if subsequent to December 1, and fair value at date of sale or the current year-end. The unrealized gain or loss on investments represents the Plan's allocable share of the difference between fair value at December 1, or date of purchase, and the fair value at the date of sale or the current year-end plus, where applicable, the change in the exchange rate between the U.S. dollar and the foreign currency in which the assets are denominated from December 1, or the date of purchase, to the date of sale or the current year-end.

     d. Plan Expenses
        -------------
        Administrative expenses represent administrative and investment manager fees charged by Fidelity, accountant fees, recordkeeping fees charged by Fidelity Institutional Retirement Services Company and some administrative fees charged by United. Brokerage and other investment fees are included in the cost of the related security. United performs certain reporting and supervisory functions for the Plan without charge.

     e. Transfers between Plans
        -----------------------
        Transfers between plans reflects the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan and the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan.

     f. Participant Loans
        -----------------
        Participants may borrow up to fifty percent of their account balance, not to exceed $50,000. The minimum that may be borrowed is $1,000. Loans are charged against each investment fund in the ratio of the value of the employee's interest in each fund to the total value of the employee's interest in all funds and are held in the Loan Fund. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of six months to a maximum of sixty months and is subject to a reasonable rate of interest (8.75% as of December 31, 1998). The amount paid is reinvested in the participant's account based on the investment allocations at the time of repayment. Prepayment of the full balance of the loan is allowed after six months from the date of the loan without penalty. Participants are able to take out another loan after twelve months from the date the old loan is retired. Upon the employee's termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participant's account balances at any time thereafter for the amount of the default. An administrative fee of $90 is charged to each participant taking a loan and is automatically deducted from the participant's account.

     g. Use of Estimates
        ----------------
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

3.   TAX STATUS
     ----------
     The Plan obtained its latest determination letter on July 16, 1996. The Internal Revenue Service has determined that the Plan, as written, is designed in accordance with applicable sections of the Internal Revenue Code.
4.
     SUBSEQUENT EVENT
     ----------------
     Effective 1/1/99,   Salaried Administration employees
     hired on or after 2/1/94 no longer receive the 2% contribution to the 401(k) plan but will participate in the Management and Salaried Defined Benefit Plan.